                                                          2500 One Liberty Place
                                                              1650 Market Street
RICHARD G. DEVLIN                                    Philadelphia, PA 19103-7301
Direct Phone:  215.851.8158                                         215.851.8100
Email:  rdevlin@reedsmith.com                                   Fax 215.851.1420






VIA EDGAR AND FEDERAL EXPRESS

September 25, 2006

Ms. Pamela Long
United States Securities and Exchange Commission
Washington, D.C.  20549-7010

RE: COMMONWEALTH INCOME & GROWTH FUND VI
    AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1
    FILED SEPTEMBER 11, 2006; FILE NO. 333-131736

Dear Ms. Long:

         On behalf of our client, Commonwealth Income & Growth Fund VI (the "Company" and the registrant with respect to above referenced filing), we are submitting (not via EDGAR) revised sales materials for this offering, in response to the Staff's comment letter dated September 21, 2006. The hard copies of the revised materials are being delivered to Brigitte Lippmann of the Commission Staff. For ease of reference, the Staff's comments are set forth below, followed by the Company's response to each.

GENERAL

1. AS NOTED IN OUR PRIOR COMMENT LETTER DATED MARCH 9, 2006, PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, PLEASE ARRANGE TO HAVE THE NASD CALL US OR PROVIDE US WITH A LETTER INDICATING THE NASD HAS CLEARED THE FILING.

         The Company will arrange to have the NASD's Corporate Financing Department call Brigitte Lippmann of the Commission Staff when the NASD has completed its review of the offering terms and conditions.

VOTING RIGHTS OF LIMITED PARTNERS, PAGE 71

2. WE NOTE YOU DELETED LANGUAGE IN THIS SECTION AND THE RESTATED LIMITED PARTNERSHIP AGREEMENT THAT LIMITED PARTNERS OWNING AT LEAST 66 2/3% OF THE UNITS MUST CONSENT TO AMENDING PROVISIONS IN THE PARTNERSHIP AGREEMENT RELATING TO ALLOCATIONS, DISTRIBUTIONS OR FEES TO THE GENERAL PARTNER. PLEASE EXPLAIN WHY YOU REMOVED THIS LANGUAGE. TELL US WHETHER YOU EVER AMENDED THE PARTNERSHIP OR GENERAL MANAGER EXPENSES IN THE PARTNERSHIP AGREEMENTS FOR OTHER COMMONWEALTH FUNDS.

 LONDON  NEW YORK  LOS ANGELES  SAN FRANCISCO  WASHINGTON, D.C.  PHILADELPHIA  PITTSBURGH  OAKLAND  PRINCETON
 FALLS CHURCH  WILMINGTON  NEWARK  MIDLANDS, U.K.  CENTURY CITY  RICHMOND  HARRISBURG  LEESBURG  WESTLAKE VILLAGE

                            r e e d s m i t h . c o m

Pamela A. Long
September 25, 2006
Page 2



         The voting requirements for certain partnership actions were revised in response to a comment received by the Pennsylvania Securities Commission, which stated that any voting requirement above a simple majority was contrary to the NASAA Statement of Policy regarding equipment programs. While the Company would prefer to have a 2/3 majority requirement for changing fees payable to the general partner, the change was made as requested by the Pennsylvania examiner. None of the prior Commonwealth funds has revised its partnership agreement or changed its fee structure for any reason after the purchase of units by limited partners, nor does the Company have any intention of doing so. A copy of Pennsylvania's comment letter will be delivered to Brigitte Lippmann of the Commission Staff.

PROPOSED SALES MATERIAL

3. WE REISSUE PRIOR COMMENT 2. CONFORM THE RISK FACTORS IN THE SALES MATERIALS TO THOSE IN THE PROSPECTUS...

         The Company no longer plans to use the piece entitled "Risks Associated with Equipment Leasing Funds" or the piece entitled "Equipment Leasing Life Cycle." Changes regarding the remaining pieces are discussed below.

4. AS PREVIOUSLY REQUESTED, PLEASE CONFORM THE DISCLOSURE IN THE SALES MATERIALS TO THAT IN THE PROSPECTUS. FOR EXAMPLE, SINCE THE GENERAL PARTNER HAS NO TRACK RECORD OF PROVIDING INCOME OR LIQUIDITY TO LIMITED PARTNERS, DELETE THE STATEMENTS THAT EQUIPMENT LEASING PROVIDES INCOME OR BALANCE WITH RISK FACTOR DISCLOSURE. WHERE YOU STATE YOU WILL OFFER REDEMPTIONS TWICE A YEAR, CLARIFY THAT THESE REDEMPTIONS ARE AT THE GENERAL PARTNER'S SOLE DISCRETION. CLARIFY WHEN YOU SAY LIMITED PARTNERS WILL RECEIVE CASH DISTRIBUTIONS, THAT THERE ARE RETURNS OF CAPITAL, NOT RETURNS ON INVESTMENT. IN THE SALES MATERIALS CAPTIONED "DIVERSIFYING WITH ALTERNATIVE INVESTMENTS," DELETE THE LANGUAGE THAT IS NOT APPLICABLE TO YOUR EQUIPMENT LEASING OFFERING, SINCE COMPETITIVE INCOME, CAPITAL APPRECIATION AND DIRECT TAX BENEFITS ARE NOT BENEFITS ASSOCIATED WITH YOUR OFFERING. NOTE THAT THIS IS NOT MEANT TO REPRESENT AN ALL-INCLUSIVE LIST OF WHERE YOUR SALES MATERIAL DISCLOSURE SHOULD BE IMPROVED. WE ENCOURAGE YOU TO PROVIDE FURTHER CLARIFICATION THROUGHOUT YOUR SALES MATERIALS.

         The Company has eliminated two items from its current line-up of sales materials, as noted above, and now plans to use only the Offering Summary sheet, the brochure and the slide presentation. Revised versions of these pieces are included with the paper copy of this letter, as well as a blacklined copy of the summary sheet.

Pamela A. Long
September 25, 2006
Page 3



Offering Summary

         On the Offering Summary sheet, additional risk factor language has been added under the headings "Fund Size", "Investment Objective", "Front End Fees" and "Risks." The language under the heading "Investment Objective" has also been revised slightly to be more objective in nature. Finally, the section entitled "Reinvestment Plan" has been deleted from this piece.

Brochure (100% Domestic Equipment Leasing)

         The following changes have been made to the brochure on the pages indicated:

Page 2 -      This page has been revised to include the full title of every risk factor, excluding only the individual tax risks, rather than simply the risk factors listed on the prospectus cover page.
Page 3 -      The table discussing the various types of alternative investments has been deleted, and replaced with a picture.
Page 4 -      Risk language has been added below the bar graph.
Page 5 -      The words "and balance" have been deleted from the last sentence.
Page 6 -      Risk language has been added to each of the three paragraphs, and the term "quality leasing" in the second paragraph has been replace with "lessee credit."
Page 7 -      To balance the discussion, risk factor language has been added after the first bullet under "Investment Objectives," after the third bullet under "Offering Phase," and after the fourth bullet under "Operating Phase.
Page 8 -      Risk factor language has been added to the bottom of the page.
Page 9 -      Risk factor language has been added to the bottom of the page.
Page 10 -     The first three paragraphs have been rewritten to more
              appropriately address the redemption provisions, and to revise discussion of distributions, as well as to add additional risk factor discussion.

Slide Presentation

         The following changes have been made to the slide presentation on the slides indicated:

Slide 7 -     Risk factor language has been added to the bottom of the slide.
Slide 18 -    Bullets 4 and 5 have been revised slightly to present a more objective and less promissory tone.
Slide 19 -    Bullets 1, 3, 4 and 5 have been revised to present a more
              objective tone and to add discussion of certain relevant risks.
Slide 20 -    Former  slides 20 and 21 have been  replaced  with new slides 20 through 24, which restate all of the risk factors in the same manner as on page 2 of the brochure.
Slide 25 -    In the first bullet, the phrase "Fund to provide
              diversification..." has been revised to state that the "Fund seeks to provide diversification..."

Pamela A. Long
September 25, 2006
Page 4



         If you have any questions regarding the revised materials, or regarding the filing in general, please call me at 215-851-8158. Thank you for your prompt attention to this matter.

                                       Sincerely,
                                       Reed Smith LLP

                                       By: /s/ Richard G. Devlin
                                          -------------------------
                                           Richard G. Devlin

Enclosures
cc:  Brigitte Lippmann, Esq.
     Kimberly A. Springsteen (w/o encl.)
     Michael B. Pollack, Esq. (w/o encl.)